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                              August 23, 2021

       Lyndon Lea
       President and Chief Executive Officer
       Leo Holdings III Corp.
       Albany Financial Center, South Ocean Blvd, Suite #507
       P.O. Box SP-63158
       New Providence, Nassau, The Bahamas

                                                        Re: Leo Holdings III
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 19, 2021
                                                            File No. 333-257997

       Dear Mr. Lea:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover page

   1. With reference to Regulation S-K, Item 501(b), please revise the coverpage to simplify the presentation,
particularly as it relates to the fourth paragraph.
       Market and Industry Data, page i

   2.                                                   Your statements
regarding information in the document provided by third-party sources, or based on information
from third-party sources inappropriately implies you are not responsible for the
disclosure in the prospectus. Revise to clarify you are responsible for all disclosure in the
prospectus.
 Lyndon Lea
FirstName LastNameLyndon    Lea
Leo Holdings III Corp.
Comapany
August 23, NameLeo
           2021      Holdings III Corp.
August
Page 2 23, 2021 Page 2
FirstName LastName
Summary of the Joint Proxy Statement/Prospectus
The NYSE Proposal, page 6

3. Please unbundle Proposal No. 8, addressed more specifically beginning on page 152, so that shareholders may vote separately whether to increase the authorized number of shares for the proposed Business Combination and for the PIPE financing. Refer to Exchange
         Act Rule 14a-3. For additional guidance, see the Compliance and Disclosure
         Interpretations under Rule 14a-4(a)(3) generally and regarding unbundling in the M&A context.
The Director Election Proposal, page 6

4. With reference to your disclosure on page 175, please revise to clarify whether the Class
         A holders are voting on the Director Election Proposal. If a vote in favor of the directors is assured by virtue of the Sponsor Agreement, please revise to clarify this point.
Interests of Leo Directors and Executive Officers in the Business Combination, page 16

5. Please revise this section and the risk factor on page 63 to quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company   s
         officers and directors, if material.
Background to the Business Combination, page 113

6.       Revise the background to disclose on what dates    Leo   s management
team evaluated over
         20 potential business combination targets, and entered into non-disclosure agreements with approximately 10 potential business combination targets (other than Local Bounti)
         disclosed on page 114. Disclose the industries of those potential targets. Disclose the reasons the other potential business combinations did not move forward and the timing the discussions ended.
7. With respect to the March 4, 2021 entry, please revise to explain the contents of the
         "valuation reference materials" and disclose the terms of the form term sheet. Revise the background discussion to disclose how the material terms of the potential transaction changed over time and why. Disclose the material terms of the letter of intent and term sheet approved by the Leo Board on March 22, 2021.
8. With regard to the May 10 entry, please revise to explain the revision to the transaction valuation.

9. Revise to summarize the material provisions of the report provided to the Board by PwC on May 20, 2021.
 Lyndon Lea
FirstName LastNameLyndon    Lea
Leo Holdings III Corp.
Comapany
August 23, NameLeo
           2021      Holdings III Corp.
August
Page 3 23, 2021 Page 3
FirstName LastName
10. With regard to the June 13 entry, please revise to disclose the dollar and/or share impact of the decision to exclude shares issued in connection with conversion
of Local Bounti   s
         convertible notes from Local Bounti   s fully diluted share count.
Clarify whether this
         decision provided added financial benefit to the Leo or the Local Bounti holders.
Leo Board of Directors' Reasons for the Business Combination, page 122

11.      Revise to clarify what consideration Leo   s Board gave to the
projections provided by
         Local Bounti, including what consideration the Board gave to the reasonableness of Local
         Bounti   s projections, which address a five-year period and grow from a near-term
         projected revenue of $1 million based on one facility, to 2025 projected revenue of $462 million based on 8 facilities.
Certain Local Bounti Projected Financial Information, page 126

12. Revise the heading, introductory paragraph, and associated disclosure to clarify that you have disclosed all material projections Local Bounti provided to Leo,
not merely    certain
         or the    key elements    of those projections.
13. You state in the disclaimers on page 126-27 that Local Bounti prepared these projections
            in the first quarter of 2021    and also that the projections
assume the consummation of
         the Business Combination.    Revise to disclose the date these
projections were prepared
         and the date they were provided to Leo. We note the disclosure on paragraph 129 that
         these are the    updated and final version of the financial projection
model reviewed by
         LEO and assume the consummation of the Business Combination.    Revise
to also
         disclose where any prior projections provided to Leo differed in any material respects from these figures. If so, provide the provide the prior projections, explain the material differences and why they changed. We note the disclosure on page 114 that Local Bounti provided projections beginning on March 2, 2021.
14. We note that the disclosure at the bottom of page 128 addresses Local Bounti's beliefs concerning the assumptions used to generate the projections. Please revise to indicate whether Leo agreed with each of the stated assumptions.
Summary of Leo Financial Analysis, page 129

15. Revise to clarify what valuations or conclusions were determined from the analyses summarized here. In this regard, please disclose what valuation(s) Leo derived from the comparable companies and how the Local Bounti valuation compares to such valuations.
         Please also tell us whether the Leo Board considered a discounted cash flow analysis.
16.      On page 124, you state that the board considered the    valuations and
trading of publicly
         traded companies and valuations of precedent merger and acquisition targets in similar
         and adjacent sectors.    Revise this section to address those
analyses.
US Holders, page 188
 Lyndon Lea
FirstName LastNameLyndon    Lea
Leo Holdings III Corp.
Comapany
August 23, NameLeo
           2021      Holdings III Corp.
August
Page 4 23, 2021 Page 4
FirstName LastName
17. Please revise to include a tax opinion covering the material tax consequences of the domestication and redemption. Please revise so that the disclosure/opinion concerning the tax consequences are not "subject to the PFIC rules". With regard to the PFIC rules, the opinion should address the company's status, and indicate, if applicable, if the status is uncertain. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise the Q&A and Summary sections accordingly.
Introduction, page 202

18. We note that the total consideration payable to Local Bounti stockholders, and the implied enterprise value of Local Bounti is $650 million. We also note the following disclosure from the prospectus page, "... all convertible debt of Local Bounti will be fully converted into Local Bounti common stock as of immediately prior to the Closing and become eligible to receive New Local Bounti Common Stock (which amount, for the avoidance of doubt, is excluded from the implied equity value) based on the number of shares of Local
         Bounti common stock issuable upon conversion of such convertible debt." Please revise the filing to more clearly explain the following:

         - Why the convertible debt is excluded from the implied enterprise value of Local Bounti.
         - What is meant by the statement in the above excerpt, "(which amount, for the avoidance of doubt, is excluded from the implied equity value)".
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 211

19. Please clarify if the earnout payable to Local Bounti equityholders is reflected as a pro forma adjustment. Describe how you concluded an adjustment was not appropriate or identify the adjustment and explain how it was calculated and determined.
20.      With regards to adjustment J, please explain what debt the    reversal
of debt    is related to.
         We note that adjustment T is related to interest for the Cargill notes payable and the PPP loan. If adjustment J is related to the same debt, please add language to adjustment J to connect it to what is referenced in adjustment T.
21. Please revise to further explain that adjustment V is also subject to certain additional conditions specified in the Merger Agreement and not just the $100 million minimum cash requirement.
Local Bounti's Management's Discussion and Anaylsis of Financial Condition and Results of
Operations
Long Term Loans, page 255

22. Consistent with pro forma adjustment T on page 213, please revise the disclosure included here to state that you expect the long-term loan from Cargill Financial Services
         International, Inc. entered into in March 2021, to be paid off upon the closing of the
 Lyndon Lea
Leo Holdings III Corp.
August 23, 2021
Page 5
      Business Combination.
Beneficial Ownership of Securities, page 280

23. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Live
      Oak Ventures, LLC. Refer to Item 403 of Regulation S-K.
Certain Relationships and Related Person Transactions, page 283

24. Revise this section to provide all information required by Item 404(a) of Regulation S-K.
      In particular, we note that Item 404(a)(1) requires that you name the related person and the basis on which they are related, which is often not provided in the Local Bounti subsection.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christine Torney at (202) 551-3652 or Kevin Kuhar at
(202) 551-3662
if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameLyndon Lea
                                                            Division of
Corporation Finance
Comapany NameLeo Holdings III Corp.
                                                            Office of Life
Sciences
August 23, 2021 Page 5
cc:       Christian O. Nagler
FirstName LastName